UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934

FIBROCELL SCIENCE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
315721100
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
January 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315721100	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Randal J. Kirk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER
NUMBER OF		9,219,512
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		6,024,915
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		9,219,512

	10	SHARED DISPOSITIVE POWER
6,024,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,244,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 315721100	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

THIRD SECURITY, LLC
I.R.S. IDENTIFICATION NO.: 54-1923091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia
	7	SOLE VOTING POWER
NUMBER OF		9,219,512
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		9,219,512

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,219,512
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 315721100	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

NRM VII HOLDINGS I, LLC
I.R.S. IDENTIFICATION NO.: 27-1471440
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia
	7	SOLE VOTING POWER
NUMBER OF		9,219,512
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		9,219,512

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,219,512
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 315721100	Page 5 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

INTREXON CORPORATION
I.R.S. IDENTIFICATION NO.: 26-0084895
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		6,024,915
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
6,024,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,024,915
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 315721100	Page 6 of 9

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated October 9, 2012 and filed October 15, 2012, as amended by Amendment No. 1, dated July 26, 2013 and filed July 30, 2013, as amended by Amendment No. 2 dated October 1, 2013 and filed October 3, 2013  (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fibrocell Science, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 405 Eagleview Blvd., Exton, Pennsylvania 19341.  Mr. Randal J. Kirk (“Mr. Kirk”), NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, NRM VII Holdings and Third Security, the “Reporting Persons”), are filing this Amendment to disclose the acquisition by Intrexon of 1,024,590 shares of Common Stock issued in connection with the Second Amendment, dated January 10, 2014, to the Exclusive Channel Collaboration Agreement entered into between the Company and Intrexon on October 5, 2012 (as described below).  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On January 10, 2014, the Company and Intrexon entered into a Second Amendment (“Second Amendment”) to the parties’ Exclusive Channel Collaboration Agreement dated October 5, 2012, as previously amended on June 28, 2013 (the “Channel Agreement” and such previous amendment, the “First Amendment”). The Channel Agreement provides for a “channel collaboration” arrangement governing a strategic collaboration for the development and commercialization of genetically modified and non-genetically modified autologous fibroblasts and autologous dermal cells in the United States.

The Channel Agreement originally granted the Company an exclusive license to use proprietary technologies and other intellectual property of Intrexon to research, develop, use, import, export, make, have made, sell, and offer for sale certain products in the Field in the United States. The “Field” in the Channel Agreement originally included:  (a) the enhanced production and purification of non-genetically modified autologous fibroblasts for all aesthetic and therapeutic indications; (b) the enhanced production and purification of non-genetically modified autologous dermal cells for aesthetic and therapeutic treatment of dermal, vocal cord, and periodontal indications; (c) the development of genetically modified autologous fibroblasts for all aesthetic and therapeutic indications; and (d) the development of genetically modified autologous dermal cells for aesthetic and therapeutic treatment of dermal, vocal cord, and periodontal indications.  Pursuant to the First Amendment, the “Field” in the Channel Agreement was amended to add autologous human fibroblasts genetically modified to express a therapeutic protein and/or bioactive RNA for the treatment of autoimmune and non-infectious inflammatory disorders that manifest in cutaneous tissues, fascia and/or muscle.  Pursuant to the Second Amendment, the “Field” in the Channel Agreement was further amended to add autologous human fibroblasts genetically modified to express bioactive Tenascin X locally to correct connective tissue disorders.  The remainder of the Channel Agreement was unchanged and the terms of the Channel Agreement apply to the amended “Field”.  In connection with the execution of the Second Amendment, on January 10, 2014, the Company and Intrexon entered into a Supplemental Stock Issuance Agreement (the “Supplemental Stock Issuance Agreement”) pursuant to which the Company agreed to issue to Intrexon a number of shares of Company common stock valued at $5.0 million based on a per share value of $4.88 per share, which was the closing price of the Company's common stock on the NYSE MKT on the day prior to execution of the Supplemental Stock Issuance Agreement (the “Supplemental Access Fee Shares”), which issuance was deemed paid in partial consideration for the execution and delivery of the Second Amendment.  The Supplemental Access Fee Shares were issued upon the satisfaction of customary closing conditions, including the approval for the listing of the Supplemental Access Fee Shares on the NYSE MKT.

CUSIP No. 315721100	Page 7 of 9

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

Intrexon acquired the shares disclosed hereunder for investment purposes and as partial consideration for the execution and delivery of the Second Amendment.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)           See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 39,832,225 shares of Common Stock issued and outstanding as of November 11, 2013 as reported on the Company’s Quarterly report on Form 10-Q filed with the SEC on November 14, 2013 for the period ending September 30, 2013 increased by the number of shares issued to Intrexon in partial consideration for the execution of the Second Amendment.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	15,244,427	37.3%	9,219,512	6,024,915	9,219,512	6,024,915
Third Security, LLC	9,219,512	22.6%	9,219,512	--	9,219,512	--
NRM VII Holdings I, LLC	9,219,512	22.6%	9,219,512	--	9,219,512	--
Intrexon Corporation	6,024,915	14.7%	—	6,024,915	—	6,024,915

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

CUSIP No. 315721100	Page 8 of 9

(c)                Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)                Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Supplemental Stock Issuance Agreement between the Company and Intrexon dated January 10, 2014 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 10, 2014 and filed January 13, 2014, and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of January 28, 2014, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

CUSIP No. 315721100	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2014

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Supplemental Stock Issuance Agreement between the Company and Intrexon dated January 10, 2014 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 10, 2014 and filed January 13, 2014, and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of January 28, 2014, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon